UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)

MedClean Technologies, Inc.
(formally known as Aduromed Industries, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

00739T104

 (CUSIP Number)

John Shin, Esq.
Silverman Sclar Shin & Byrne PLLC
381 Park Avenue South
New York, NY 10016
(212) 779-8600f

  (Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

May 8, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SHERLEIGH ASSOCIATES INC. DEFINED BENEFIT PENSION PLAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 137,088,942
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 137,088,942
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 137,088,942
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14		TYPE OF REPORTING PERSON OO

Item 5.                      Interest in Securities of the Issuer.

(a)  The Reporting Person beneficially owns 137,088,942 shares of Common Stock, representing 21.6% of the outstanding shares of Common Stock (based upon 561,542,968 shares of Common Stock outstanding as of March 20, 2009, as reported in the Issuer’s annual report on Form 10-K for the period ended December 31, 2008).  Such shares of Common Stock beneficially owned by the Reporting Person include (i) 65,145,821 shares of Common Stock held by the Reporting Person; and (ii) 71,943,121 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person.

In addition, by virtue of the Master Restructuring Agreement, it could be alleged that a “group,” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or Rule 13d-5(b)(1) thereunder, has been formed that includes, the parties to the Master Restructuring Agreement. While the Reporting Person does not concede that any such “group” has been formed, this filing is being made to ensure compliance with the Exchange Act. The Reporting Person expressly disclaims beneficial ownership of Common Stock beneficially owned by any of the other parties to the Master Restructuring Agreement and do not affirm that any such “group” exists.

(b)  The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of all of the securities reported herein.

(c)  The Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days, other than (i) on May 7, 2009, the Reporting Person sold 2,530,000 shares of Common Stock at a price of $0.003 per share; (ii) on May 7, 2009, the Reporting Person sold 433,300 shares of Common Stock at a price of $0.0035 per share and (iii) on May 8, 2009, the Reporting Person sold 3,600,000 shares of Common Stock at a price of $0.003 per share.

(d) and (e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 11, 2009

Sherleigh Associates Inc. Defined Benefit Pension Plan

By:	/s/ Daniel Liss
Name: Daniel Liss
Title: Trustee